March 11, 2019 VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn:	Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Re:	eHi Car Services Limited

Amended Schedule 13E-3

Filed on February 27, 2019 by eHi Car Services Limited, Ray Ruiping Zhang, L & L Horizon, LLC, MBK Partners Fund IV, L.P., MBK Partners JC IV, L.P., Fastforward Holdings Ltd, Fastforward Investment Ltd, Fastforward Company Ltd, The Crawford Group, Inc., ICG Holdings 1, LLC, ICG Holdings 2, LLC, Ctrip Investment Holding Ltd., C-Travel International Limited, Ctrip.com International, Ltd., Ocean General Partners Limited, Ocean Voyage L.P., Ocean Imagination L.P., CDH Car Rental Service Limited, Nanyan Zheng, Tianyi Jiang, Dongfeng Asset Management Co., Ltd., Teamsport Topco Limited, Teamsport Midco Limited, Teamsport Parent Limited and Teamsport Bidco Limited

File No. 005-88413

Dear Mr. Duchovny:

On behalf of eHi Car Services Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we have responded to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in your letter addressed to Mr. Nima Amini of O’Melveny & Myers, dated March 5, 2019, with respect to Amendment No. 4 to Schedule 13E-3, File No. 005-88413 (“Amendment No. 4” and, such Schedule 13E-3 as amended from time to time, the “Schedule 13E-3”) filed on February 27, 2019 by the Company and the other filing persons named therein. For your convenience, we repeat the Staff’s comments below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 5 to the Schedule 13E-3 (“Amendment No. 5”) or the revised proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement” and, the Revised Proxy Statement as may be further revised from time to time, the “Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 5 and the Revised Proxy Statement incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, we are providing separately to the Staff via email a marked copy of Amendment No. 5 and the Revised Proxy Statement indicating changes against Amendment No. 4 and the preliminary proxy statement (the “Preliminary Proxy Statement”) attached as Exhibit (a)-(1) thereto, respectively. Capitalized terms not defined in this letter have the same meanings as in the Revised Proxy Statement.

Partners: Nima Amini, Denis Brock, Ronald Cheng, James Ford, Li Han, Edwin Kwok, Philip Monaghan

Registered Foreign Lawyers, Partners of O’Melveny & Myers LLP (an LLP formed under the laws of California):

Andrew D. Hutton*

*Admitted to practice in California.

O’Melveny & Myers partners are also partners of O’Melveny & Myers LLP (an LLP formed under the laws of California).

Amended Schedule 13E-3

1.	We note that Crawford acquired securities from the IGC Sellers after the initial Schedule 13E-3 had been filed and amended with Crawford as a filing person. We note that at the time Crawford purchased those securities it was an affiliate of eHi Car Services engaged in a series of transactions constituting a going private transaction subject to Rule 13e-3. Please tell us how Crawford complied with Rule 13e-3 in connection with the purchase of securities from the IGC Sellers. We note our comment No. 1 on our June 18, 2018 letter and your subsequent response.

The filing persons respectfully submit that Crawford has complied with Rule 13e-3 in connection with the purchase of the IGC Offered Securities for the reasons set forth below.

In our letter dated July 3, 2018, the filing persons responded to comments 1 and 2 in the Staff’s letter dated June 18, 2018 by setting forth the actions that the filing persons intended to take to comply with Rule 13e-3 in the context of the IGC ROFO Purchase. Consistent with such responses, on July 3, 2018, the applicable filing persons filed Amendment No. 3 to the Schedule 13E-3 (“Amendment No. 3”) with the SEC, which disclosed relevant information concerning the IGC ROFO Purchase at such time, including the material terms and conditions of the IGC ROFO Purchase, and the Company disseminated Amendment No. 3 to the Company’s shareholders by issuing a press release on the same date, which was also furnished to the SEC on Form 6-K on the same date, stating that the applicable filing persons had filed Amendment No. 3 and a preliminary proxy statement with the SEC that contained relevant information regarding the IGC ROFO Purchase. The press release also stated that, while consummation of the IGC ROFO Purchase would not be subject to approval by the Company’s shareholders, shareholders were urged to review Amendment No. 3 and the accompanying exhibits, including the preliminary proxy statement, which were made available on the Company’s website, at a link provided in the press release, and could also be obtained, without charge, by contacting the Company.

On August 9, 2018, which was more than twenty (20) days after the issuance of the press release, which disseminated relevant information to the Company’s shareholders in compliance with Rule 13e-3(f), Crawford executed the IGC ROFO Purchase Agreement and simultaneously consummated the IGC ROFO Purchase on the terms disclosed in Amendment No. 3. On August 14, 2018, certain affiliates of Crawford filed Amendment No. 5 to their statement on Schedule 13D with the SEC disclosing the closing of the IGC ROFO Purchase, which was also subsequently reflected in Amendment No. 4 to the Schedule 13E-3 filed by the filing persons with the SEC on February 27, 2019.

Similarly, Amendment No. 5 and the accompanying Revised Proxy Statement disclose relevant information concerning the GS ROFO Purchase, including the material terms and conditions that would be included in a definitive GS ROFO Purchase Agreement, if any, pursuant to which the GS Offered Shares would be acquired by Holdco.  If a definitive GS ROFO Purchase Agreement is executed, the filing persons intend to promptly file with the SEC an amendment to the Schedule 13E-3, disclosing the execution of the GS ROFO Purchase Agreement, with the GS ROFO Purchase Agreement as an exhibit thereto.  The closing of the GS ROFO Purchase would not occur until at least twenty (20) days after the mailing of the Revised Proxy Statement to the Company’s shareholders, which will disseminate relevant information with respect to the GS ROFO Purchase to the Company’s shareholders, in compliance with Rule 13e-3(f).  As a result, the filing persons respectfully submit that they will have complied with Rule 13e-3 in connection with any purchase of the GS Offered Shares from the GS Sellers.

Proxy Statement

2.	It appears that, based on the various agreements among shareholders and the holdings of the filing persons, the votes to approve the merger are assured. If so, please state it affirmatively.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to clarify that the vote to approve the Merger is not assured, even assuming compliance by all relevant shareholders with their voting undertakings under the Contribution and Support Agreement, the New Access Purchase Agreement, the BPEA Support Agreement, and any voting undertakings that may be included in the GS ROFO Purchase Agreement (if entered into), as applicable. In order for the resolution approving the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, to be passed at the extraordinary general meeting (assuming all shareholders are present in person or by proxy and voting at the extraordinary general meeting and that the number of Class A Shares and Class B Shares issued and outstanding and entitled to vote as of the Share Record Date is the same as the number of Class A Shares and Class B Shares, respectively, issued and outstanding as of the date of the Revised Proxy Statement), 15,152,421 Class A Shares (including Class A Shares represented by ADSs) must be voted by holders, other than the filing persons and other shareholders that have committed to vote under such voting undertakings, in favor of such resolution.

Please refer to the updated disclosure on page vi of the cover letter of the Revised Proxy Statement, page ii of the Notice of Extraordinary General Meeting of Shareholders of the Company, and pages 9 and 106 of the Revised Proxy Statement.

Opinion of Duff & Phelps, page 60

3.	Revise your disclosure to provide the disclosure required by Item 1015(b) of Regulation M-A with respect to the financial advisor’s report in April 2018.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to the updated disclosure on pages 11 and 60-69 of the Revised Proxy Statement.

* * * * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852 3512 2337.

Sincerely, By: /s/ Nima Amini Nima Amini of O’MELVENY & MYERS

cc:	Ray Ruiping Zhang

(eHi Car Services Limited)

Gordon K. Davidson, Esq.

David K. Michaels, Esq.

Ken S. Myers, Esq.

(Fenwick & West LLP)

Tim Gardner, Esq.

William Welty, Esq.

(Weil, Gotshal & Manges)

Greg Pilarowski, Esq.

(Pillar Legal, P.C.)

Thomas A. Litz, Esq.

(Thompson Coburn LLP)

Don S. Williams, Esq.

(Sheppard, Mullin, Richter & Hampton LLP)

Z. Julie Gao, Esq.

Haiping Li, Esq.

(Skadden, Arps, Slate, Meagher & Flom)

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